Mail Stop 0306


February 18, 2005


Via Facsimile and U.S. Mail

Mr. Wilbur G. Stover, Jr.
Chief Financial Officer
Micron Technology, Inc.
8000 S. Federal Way
Boise, Idaho 83716-9632

	Re: 	Micron Technology, Inc.
		Form 10-K for the fiscal year ended September 2, 2004
      SEC File No. 1-10658


Dear Mr. Stover:

      We have reviewed your response letter dated February 11,
2005
and have the following comment. We have limited our review to matters related to the issue raised in our comment. Where indicated, we think you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K for the fiscal year ended September 2, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Inventory write-downs - Page 16
1. We have reviewed your response to comment 1. Both of your adjustments are considered recurring items and are not appropriate reconciling items in accordance with Item 10(e) of Regulation S-K unless you can meet the requirements of Question 8 of the Frequently
Asked Questions Regarding the Use of Non-GAAP Financial Measures. In a supplemental response please provide us with your revised disclosure for future filings as it relates to this non-GAAP measure.
In addition, please provide a clear definition of both of the adjustments. What periods does each of the adjustments relate to and clearly discuss how they are calculated.



*    *    *    *


      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

      You may contact Heather Tress, Staff Accountant, at (202)
824-
5263 or me at (202) 942-2813 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 942-1984.


							Sincerely,



							Daniel Gordon
							Accounting Branch Chief

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Mr. Wilbur G. Stover, Jr.
Micron Technology, Inc.
February 18, 2005
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